UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES DEPARTURE OF CHIEF FINANCIAL OFFICER ALBERTO FORNARO

On November 25, 2019 Alberto Fornaro notified International Game Technology PLC (the “Company”) that he was resigning as Executive Vice President and Chief Financial Officer of the Company, effective as of January 31, 2020.

On December 2, 2019, the Company also announced the appointment of Timothy Rishton as its interim Chief Financial Officer effective February 1, 2020. Mr. Rishton will serve as interim Chief Financial Officer until his successor is chosen and qualified, or until his earlier resignation or removal. The Company is in the process of conducting a search for a permanent Chief Financial Officer. Mr. Rishton will act as the Company’s principal financial officer and principal accounting officer during the time that he is serving as interim Chief Financial Officer.

Mr. Rishton, 54, has served as the Company’s Senior Vice President and Chief Accounting Officer since 2015.  Prior to 2015, Mr. Rishton served as Vice President and Chief Accounting Officer of GTECH S.p.A., Assistant Corporate Controller, Lottomatica Group S.p.A, and held various other positions with GTECH Corporation, Acushnet Company and Ernst & Young.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Departure of Chief Financial Officer Alberto Fornaro,” dated December 2, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Departure of Chief Financial Officer Alberto Fornaro,” dated December 2, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2019	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Christopher Spears
Christopher Spears
Senior Vice President & General Counsel